Issuer Free Writing Prospectus
Dated January 24, 2006
Filed Pursuant to Rule 433
Registration Statement No. 333-129790
MasTec, Inc.
Issuer: MasTec, Inc. (NYSE: MTZ)
Price to public: $11.50 per share
Common Stock offered: 12,500,000 shares, all primary
Over-allotment option: up to 1,875,000 shares, all primary
Trade Date: January 24, 2006
Closing Date: January 30, 2006
Certain supplemental information:
On January 23, 2005, we publicly released certain pro forma financial information relating to our decision to sell substantially all of our state Departments of Transportation related projects and assets. We also released certain executive compensation, director compensation and employee benefit and stock plan information updated through December 31, 2005. This information included the following:
Pro Forma Financial Information:
On December 31, 2005, the executive committee of our board of directors voted to sell substantially all of our state Departments of Transportation related projects and assets. These projects will be accounted for as discontinued operations. The decision was made as a result of an evaluation of, among other things, the short and long term prospects of these projects.
The carrying value of the subject net assets for sale was $57.7 million as of September 30, 2005. This amount is comprised of total assets of $91.3 million which includes $11.5 million of goodwill less total liabilities of $33.6 million. We anticipate that we will need to record a material impairment charge related to these net assets.
The following unaudited pro forma consolidated financial information of MasTec is derived from MasTec’s historical consolidated financial statements and should be read in conjunction with the audited financial statements and notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the period ended September 30, 2005. The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 are presented as if MasTec had accounted for the state Departments of Transportation related projects and assets as discontinued operations as of January 1, 2002. The unaudited pro forma condensed consolidated balance sheet is presented as if the projects and assets were a discontinued operation as of September 30, 2005. The unaudited pro forma condensed consolidated financial information is preliminary and may be subject to change based on terms of an actual sale.
The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and is not indicative of any future results of operations or the results that might have occurred if the discontinued operations were actually effective on the indicated dates. The unaudited pro forma condensed consolidated financial statements are based on our management’s estimate of the effects of the discontinued operations. Pro forma adjustments are based on currently available information, historical results and certain assumptions that our management believes are reasonable and described in the accompanying notes.

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2005

	September 30,	Pro Forma
	2005	Adjustments		Pro Forma
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,894	$—		$2,894
Accounts receivable, unbilled revenue and retainage, net	228,052	(44,453	)(a)	183,599
Inventories	42,649	(24,669	)(a)	17,980
Income tax refund receivable	1,511	—		1,511
Prepaid expenses and other current assets	42,689	(2,423	)(a)	40,266
Current assets held for sale	—	71,545	(a)	71,545

Total current assets	317,795	—		317,795
Property and equipment, net	56,451	(4,581	)(b)	51,870
Goodwill	138,640	(11,497	)(b)	127,143
Deferred taxes, net	52,658	—		52,658
Other assets	43,845	(3,699	)(b)	40,146
Long-term assets held for sale	—	19,777	(b)	19,777

Total assets	$609,389	$—		$609,389

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of debt	$112	$—		$112
Accounts payable and accrued expenses	125,790	(32,649	)(c)	93,141
Other current liabilities	59,917	—		59,917
Current liabilities related to assets held for sale	—	32,649	(c)	32,649

Total current liabilities	185,819	—		185,819
Other liabilities	37,039	(929	)(c)	36,110
Long-term debt	196,126	—		196,126
Long-term liabilities related to assets held for sale	—	929	(c)	929

Total liabilities	418,984	—		418,984
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1.00 par value; authorized shares—5,000,000; issued and outstanding shares—none	—	—		—
Common stock, $0.10 par value authorized shares—100,000,000 issued and outstanding shares—49,142,346 as of September 30, 2005	4,914	—		4,914
Capital surplus	355,469	—		355,469
Accumulated deficit	(170,433)	—		(170,433)
Accumulated other comprehensive income	455	—		455

Total shareholders’ equity	190,405	—		190,405

Total liabilities and shareholders’ equity	$609,389	$—		$609,389

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2005

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)
Revenue	$697,427	$(72,822	)(d)	$624,605
Costs of revenue, excluding depreciation	621,560	(78,176	)(d)	543,384
Depreciation	13,950	(1,306	)(d)	12,644
General and administrative expenses	51,470	(5,594	)(d)	45,876
Interest expense, net	14,412	(66	)(d)	14,346
Other income, net	3,402	(293	)(d)	3,109

(Loss) income from continuing operations before minority interest	(563)	12,027		11,464
Minority interest	(995)	—		(995)

(Loss) income from continuing operations	$(1,558)	$12,027		$10,469

Basic weighted average common shares outstanding	48,876			48,876

Basic (loss) income per share from continuing operations	$(0.03)			$0.21

Diluted weighted average common shares outstanding	48,876			49,674

Diluted (loss) income per share from continuing operations	$(0.03)			$0.21

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)
Revenue	$913,795	$(106,611	)(d)	$807,184
Costs of revenue, excluding depreciation	828,743	(109,461	)(d)	719,282
Depreciation	17,099	(2,174	)(d)	14,925
General and administrative expenses	74,550	(3,040	)(d)	71,510
Interest expense, net	19,478	—		19,478
Other income, net	191	410	(d)	601

Loss from continuing operations before minority interest	(25,884)	8,474		(17,410)
Minority interest	(333)	—		(333)

Loss from continuing operations	$(26,217)	$8,474		$(17,743)

Basic and diluted weighted average common shares outstanding	48,382			48,382

Basic and diluted loss per share from continuing operations	$(0.54)			$(0.37)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)
Revenue	$827,480	$(115,268	)(d)	$712,212
Costs of revenue, excluding depreciation	744,587	(115,297	)(d)	629,290
Depreciation	27,586	(2,289	)(d)	25,297
General and administrative expenses	70,112	(3,625	)(d)	66,487
Interest expense, net	19,180	—		19,180
Other income, net	1,242	(160	)(d)	1,082

Loss from continuing operations before benefit for income taxes	(32,743)	5,783		(26,960)
Benefit for income taxes	8,303	(2,134	)(d)	6,169

Loss from continuing operations	$(24,440)	$3,649		$(20,791)

Basic and diluted weighted average common shares outstanding	48,084			48,084

Basic and diluted loss per share from continuing operations	$(0.51)			$(0.43)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)
Revenue	$766,467	$(109,482	)(d)	$656,985
Costs of revenue, excluding depreciation	683,855	(97,001	)(d)	586,854
Depreciation	33,760	(3,184	)(d)	30,576
General and administrative expenses	107,446	(3,060	)(d)	104,386
Goodwill impairment	79,710	—		79,710
Interest expense, net	18,306	—		18,306
Other expense, net	9,973	(150	)(d)	9,823

Loss from continuing operations before benefit for income taxes	(166,583)	(6,087)		(172,670)
Benefit for income taxes	59,345	2,347	(d)	61,692

Loss from continuing operations	$(107,238)	$(3,740)		$(110,978)

Basic and diluted weighted average common shares outstanding	47,922			47,922

Basic and diluted loss per share from continuing operations	$(2.24)			$(2.32)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets:
The unaudited pro forma condensed consolidated balance sheet was prepared assuming the state Departments of Transportation related projects and assets were accounted for as discontinued operations as of September 30, 2005 and included “Pro Forma Adjustments” as follows:
(a) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of current assets to current assets held for sale of $71.5 million and are comprised of the following (in thousands):

Accounts receivable	$44,453
Inventories	24,669
Other current assets	2,423

$71,545

(b) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of long-term assets to long-term assets held for sale of $19.8 million and are comprised of the following (in thousands):

Property and equipment	$4,581
Goodwill	11,497
Other long-term assets	3,699

$19,777

(c) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of accounts payable and accrued expenses of $32.6 million to current liabilities related to assets held for sale and the reclassification of long-term debt of $929,000 to long-term liabilities related to assets held for sale.
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:
The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 have been presented as if MasTec had accounted for the state Departments of Transportation related assets and projects as discontinued operations as of January 1, 2002.
These statements include “Pro Forma Adjustments” as follows:
(d) These adjustments to the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 reflect only the direct costs of the discontinued operations of the state Departments of Transportation related projects and assets as if MasTec had accounted for the state Departments of Transportation related assets and projects as discontinued operations as of January 1, 2002.
At this time, MasTec has not completed its determination of the fair value of the assets and does not have an estimate of the write-down or other charges associated with the sale of the net assets. The proforma adjustments do not give effect to any write-down of the fair value of the net assets as of September 30, 2005.
Executive Compensation Information for 2005:
Executive Officer Summary Compensation Table
The following table summarizes all compensation earned by our Chief Executive Officer and the other most highly compensated executive officers of MasTec whose total salary and bonus exceeded $100,000 (together, the “Named Executive Officers”) for services rendered in all capacities to MasTec and its subsidiaries for the years ended December 31, 2005, 2004 and 2003.
Summary Compensation Table

	Annual Compensation								Long Term Compensation
							Other Annual		Securities		All Other
			Salary		Bonus		Compensation		Underlying		Compensation
Name and Principal Position	Year		($)		($)		($)		Options(11)		($)
Austin Shanfelter	2005		639,231	(2)	—	(3)	—		150,000		500,061	(16)
President & Chief	2004		560,769	(2)	101,971	(4)	—		—		500,675	(16)
Executive Officer	2003		542,308	(2)	175,000	(5)	—		150,000		500,000	(16)
C. Robert Campbell	2005		350,000		—	(3)	7,200	(8)	40,000		—
Executive Vice	2004	(1)	67,308		75,000	(6)	1,385	(8)	100,000	(12)	—
President & Chief Financial Officer	2003		—		—		—		—		—
Jose Ramon Mas	2005		246,156		—	(3)	—		150,000		3,000	(17)
Vice Chairman	2004		242,605		—		163,019	(9)	—		4,350	(17)
Executive Vice President	2003		225,000		—		21,156	(10)	150,000		1,627	(17)
Gregory Floerke	2005	(1)	300,000		50,000	(7)	—		40,000	(13)	—
Chief Operations Officer	2004		244,616		—		—		75,000	(14)	—
	2003		38,462		—		—		—		—
Michael Nearing	2005	(1)	306,686		—	(3)	7,200	(8)	50,000	(15)	—
General	2004		271,154		—		6,508	(8)	—
Counsel—Litigation	2003		—		—		—		—		—

(1)	Mr. Campbell became Executive Vice President and Chief Financial Officer in October 2004. Mr. Floerke became Chief Operations Officer in January 2005; prior to that he was a Senior Vice President. Mr. Nearing served as our Executive Vice President and General Counsel until November 2005.

(2)	Mr. Shanfelter elected to reduce his salary by 10% in 2003 in light of MasTec’s operating results. In 2004 that reduction continued, but the 2004 reduction, in the amount of $39,231 was refunded to Mr. Shanfelter in 2005.

(3)	The amount of bonus earned in the year ended December 31, 2005 is not currently determinable.

(4)	Represents the fourth installment payment of $101,971 of deferred compensation awarded in 2001 for performance in 2000.

(5)	Represents a $75,000 payment of deferred compensation awarded in 2001 for performance in 2000; and a bonus of $100,000 paid to Mr. Shanfelter in 2003 in connection with his amended employment agreement related to 2002 performance.

(6)	Represents a bonus paid to Mr. Campbell in 2004 in connection with his employment agreement.

(7)	Represents a bonus paid to Mr. Floerke in 2005 in connection with his employment agreement.

(8)	Represents car allowance payments paid to Messrs. Campbell and Nearing.

(9)	Represents a payment of $13,019 related to a split dollar life insurance arrangement entered in 2000 and cancelled in 2004; and $150,000 paid in connection with a new split dollar life insurance arrangement entered in 2004.

(10)	Represents payments related to a split dollar life insurance arrangement entered in 2000.

(11)	The options were granted in the year indicated based on performance in the previous year unless otherwise noted.

(12)	Represents options to acquire 100,000 shares of our common stock that were granted to Mr. Campbell in connection with his employment agreement.

(13)	Represents options to acquire 40,000 shares of our common stock that were granted to Mr. Floerke in connection with his employment agreement.

(14)	Represents options to acquire 35,000 and 40,000 shares of our common stock that were granted to Mr. Floerke in connection with his hiring and promotion, respectively.

(15)	Represents options to acquire 50,000 shares of our common stock that were granted to Mr. Nearing in connection with his employment agreement.

(16)	Of this amount, $500,000 represents premiums paid by MasTec for insurance on the lives of Mr. Shanfelter and member of his family and interest owed to Mr. Shanfelter.

(17)	Represents premiums attributed for the term portion of life insurance on the life of Mr. Mas. In 2004, $3,300 represents income attribution.
The following table provides information with respect to options to purchase common stock granted to the Named Executive Officers for the year ended December 31, 2005:

	Individual Grants
					Potential Realizable Value
					at Assumed Annual Rates
	Number of	Percent of			of Stock Price
	Shares	Total Options			Appreciation
	Underlying	Granted to			for Option Term(3)
	Options	Employees for	Exercise Price	Expiration
Name	Granted	Fiscal Year(1)	($/Sh)(2)	Date	5%	10%
Austin J. Shanfelter	150,000	11.60%	$9.67	08/05/15	$912,212	$2,311,723
C. Robert Campbell	40,000	3.10%	$10.01	11/01/15	$251,809	$638,134
Jose R. Mas	150,000	11.60%	$9.67	08/05/15	$912,212	$2,311,723
Gregory S. Floerke	40,000	3.10%	$9.73	01/03/15	$244,766	$620,285
Michael G. Nearing(4)	50,000	3.87%	$10.48	11/04/15	$329,541	$835,121

(1)	Based on options to purchase an aggregate of 1,293,000 shares of common stock granted to employees in 2005.

(2)	All options were granted at an exercise price equal to fair market value based on the closing price of our common stock on the New York Stock Exchange on the date of grant.

(3)	Amounts represent hypothetical gains assuming exercise at the end of the option term and assuming rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee’s continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

(4)	Mr. Nearing served as our Executive Vice President and General Counsel until November 2005.

Aggregate Option Exercises and Year-End Option Values
     The following table sets forth information with respect to each exercise of stock options during the year ended December 31, 2005 by the Named Executive Officers and the value at December 31, 2005 of unexercised stock options held by the Named Executive Officers.

Value of Unexercised in
	Shares		Number of Shares Underlying	the Money Options at
	Acquired		Unexercised Options at	December 31, 2005
	on	Value	December 31, 2005	Exercisable/
	Exercise	Realized	Exercisable/ Unexercisable	Unexercisable(1)
Austin J. Shanfelter	—	—	1,054,929/51,000	$1,459,770/139,230
C. Robert Campbell	—	—	50,000/90,000	$99,824/142,576
Jose R. Mas	—	—	470,429/51,000	$390,270/139,230
Gregory S. Floerke	—	—	88,200/26,800	$99,824/142,576
Michael G. Nearing	—	—	58,000/42,000	$90,090/46,410

(1)	Market value of shares underlying in-the-money options at December 30, 2005 based on the product of $10.47 per share, the closing price of MasTec’s common stock on the New York Stock Exchange, less the exercise price of each option, multiplied by the number of in-the-money options as of that date.
Compensation of Directors
During 2004, we took into consideration the adoption of a new independent director compensation program, based upon the greatly increased responsibilities and time demands on independent directors. Research was conducted to ensure that the independent directors’ compensation program would be competitive with current market practice and trends in comparable industries. We decided to provide each independent director with an annual cash retainer, committee service retainer, committee chairperson service retainer, formula stock option grants for appointment/ re-election and continued service, and restricted stock grants for appointment/ re-election to the Board, all as governed by our Amended and Restated 2003 Stock Incentive Plan for Non-Employees. In addition, directors are reimbursed for their reasonable expenses in attending Board and committee meetings.
Each of the independent directors is paid an annual retainer of $30,000. In addition, the Audit Committee Chairperson is paid $15,000 per year and each other audit committee member is paid $10,000 per year for service. The Compensation Committee Chairperson and the Nominating and Governance Committee Chairperson are paid $5,000 per year and each of the other members of these committees is paid $4,000 per year for service. All other committee members and chairpersons receive $1,000 per year. All cash compensation is paid on a quarterly basis.
The Amended and Restated 2003 Stock Incentive Plan for Non-Employees governs the formula option grants of 20,000 shares of our common stock upon election or appointment to the Board, 20,000 shares of our common stock upon each re-election and 7,500 shares of our common stock following each Annual Meeting of Shareholders for continued service during the elected term. In addition to the foregoing, the Compensation Committee, which administers the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, may make discretionary grants of stock options and restricted stock awards to non-employee directors. All options expire ten years from the date of grant and vest annually over three years. All options are granted at an exercise price equal to the fair market value of MasTec’s common stock based on the closing price of our common stock on the New York Stock Exchange on the date of grant.
Pursuant to the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, Carlos M. de Cespedes, Robert J. Dwyer, Frank E. Jaumot, Jose S. Sorzano and John Van Heuvelen each received a formula grant of options to purchase 7,500 shares of our common stock in June 2005 for continued service on our Board, Julia L. Johnson received a formula grant for options to purchase 20,000 shares of our common stock in June 2005 for her re-election to our Board. Ernst N. Csiszar received a formula grant of options to purchase 20,000 shares of our common stock in November 2005 upon his appointment to our Board.

Under the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, each director receives a grant of restricted stock with a value equal to $50,000 upon appointment to the Board and $50,000 of restricted stock upon re-election. Restricted stock becomes vested and nonforfeitable on the third anniversary of the date of grant. Upon issuance of the shares of the restricted stock, the recipient has immediate rights of ownership in the shares of restricted stock, including the right to vote the shares and the right to receive dividends. Pursuant to the
Amended and Restated 2003 Stock Incentive Plan for Non-Employees, Ernst N. Csiszar received 4,841 shares of restricted stock in October 2005.
On December 19, 2005, the Compensation Committee approved a Deferred Fee Plan for the benefit of our directors and their beneficiaries. The plan became effective on January 1, 2006. Under the terms of the plan, directors may elect to defer the receipt of cash and stock fees for their services as directors. Each director may elect the type of fees to be deferred, the percentage of such fees to be deferred, and the form in which the deferred fees and any earnings thereon are to be paid. Deferred cash fees may be directed to a deferred cash account or a deferred stock account (or both). Deferred stock fees only may be directed to a deferred stock account. Elections to defer fees remain in force, unless amended or revoked within the required time periods.
The deferred cash account will be credited with interest on the cash balance at the end of each calendar quarter. The interest rate is equal to the rate of interest payable by us on our senior credit facility, as determined as of the first day of each calendar quarter. The deferred stock account will be credited with stock dividends (or with cash dividends that are converted to deferred stock credits pursuant to the plan).
Distribution of a director’s cash and stock accounts will begin on the January 15 of the year following the director’s termination of all services with us. Distributions from the deferred stock account will be made in shares of our stock while distributions from the deferred cash account will be made in cash. Distributions will either be made in a lump-sum payment or in up to five consecutive annual installments as elected by the director.
Employee Benefit and Stock Plans
The following table sets forth information about our common stock that may be issued under all of our existing equity compensation plans as of December 31, 2005 which include the 1994 Stock Incentive Plan, 1994 Stock Option Plan for Non-Employee Directors, 1997 Annual Incentive Compensation Plan, 1997 Non-Qualified Employee Stock Purchase Plan, Non-Employee Directors’ Stock Plan, 1999 Non-Qualified Employee Stock Option Plan, 2003 Employee Stock Incentive Plan, Amended and Restated 2003 Stock Incentive Plan for Non-Employees and individual option agreements. The 1994 Stock Incentive Plan, 1994 Stock Option Plan for Non-Employee Directors, the 1997 Annual Incentive Compensation Plan, 2003 Employee Stock Incentive Plan and the Amended and Restated 2003 Stock Incentive Plan for Non-Employees were approved by our shareholders.

			Number of Securities
			Remaining Available for
	Number of Securities to	Weighted Average	Future Issuance Under
	be Issued Upon Exercise	Exercise Price	Equity Compensation
	of Outstanding Options,	Outstanding Options,	(Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,620,658 (1)	$11.06	7,098,468 (3)
Equity compensation plans not approved by security holders	2,033,403 (2)	$17.39	1,148,610 (4)
Total	8,654,061		8,247,078

(1)	Represents 2,737,048 shares issuable under the 1994 Stock Incentive Plan, 384,750 shares issuable under the 1994 Stock Option Plan for Non-Employee Directors, 2,881,360 shares issuable under the 2003 Employee Stock Incentive Plan, and 617,500 shares issuable under the Amended and Restated 2003 Stock Incentive Plan for Non-Employees.

(2)	Represents 1,800,203 shares issuable under the 1999 Non-Qualified Employee Stock Option Plan and 233,200 shares issuable under the Individual Option Grants.

(3)	Under the 2003 Employee Stock Incentive Plan, the Amended and Restated 2003 Stock Incentive Plan for Non-Employees and the 1997 Annual Incentive Compensation Plan, 3,778,735, 1,819,733, 1,500,000 shares, respectively, remain available for future issuance. We are no longer issuing options under the 1994 Stock Option Plan for Non-Employee Directors and the 1994 Stock Incentive Plan. We have never issued any shares under the 1997 Annual Incentive Compensation Plan and have no current plans to do so.

(4)	Under the MasTec, Inc. 1997 Non-Qualified Employee Stock Purchase Plan, Non-Employee Directors’ Stock Plan, and 1999 Non-Qualified Employee Stock Option Plan, 250,511, 142,552, and 755,547 shares, respectively, remain available for future issuance.
Summaries of Plans Approved by Our Shareholders
2003 Employee Stock Incentive Plan. The 2003 Employee Stock Incentive Plan is administered by the Compensation Committee. In consideration of their services, employees who serve as officers or employees of MasTec or a member of our controlled group of companies and who are actively employed at the time an award is made are eligible to receive awards under the 2003 Employee Stock Incentive Plan. The plan permits grants of incentive stock options, nonqualified stock options, reload options, restricted stock, and performance shares. The total aggregate amount of shares reserved for issuance under the plan is 7,000,000 shares. As of December 31, 2005, we had 3,778,735 shares available for issuance under the plan.
Amended and Restated 2003 Stock Incentive Plan for Non-Employees. The Amended and Restated 2003 Stock Incentive Plan for Non- Employees is administered by the Compensation Committee. Any “advisor” (an individual who serves as an advisor or consultant to MasTec or a member of our controlled group of companies under a relationship other than that of employee), and any member of MasTec’s Board of Directors who is not and never has been either an officer or employee of MasTec, or a member of MasTec’s controlled group, is eligible to receive awards under the plan. The Amended and Restated 2003 Non-Employee Plan provides for formula and discretionary grants of nonqualified stock options and restricted stock awards. The total aggregate amount of shares reserved for issuance under the plan is 2,500,000 shares. As of December 31, 2005, we had 1,819,733 shares available for issuance under the plan.
1997 Annual Incentive Compensation Plan. The Annual Incentive Compensation Plan is administered by the Special Committee of the Board of Directors. The approximately 50 individuals eligible to participate in the Annual Incentive Compensation Plan are certain executive officers and other salaried employees of MasTec and its subsidiaries whose performance significantly contributes to the success of MasTec. The plan provides for the granting of awards that consist of either cash, MasTec common stock or a combination of cash and stock as determined by the Committee if certain performance goals set by the Committee in its discretion are achieved in a particular performance period. No participant may receive an award with respect to a performance period in excess of $4,000,000. A total of 1,500,000 shares of common stock was reserved for issuance under the plan. No shares have ever been granted under this plan.
1994 Stock Incentive Plan. The 1994 Stock Incentive Plan is administered by the Compensation Committee. Key employees, including executive officers, of MasTec and its subsidiaries are eligible to receive awards under the plan. The 1994 Stock Incentive Plan provides for the granting of options that qualify as incentive stock options, nonqualified stock options, restricted stock and bonuses payable in stock. We no longer can make awards under this plan, but as of December 31, 2005, options to purchase 2,737,048 shares under the plan remained outstanding.
1994 Stock Option Plan for Non-Employee Directors. The 1994 Stock Option Plan for Non-Employee Directors is administered by the Board of Directors. The plan provides for the grant of stock options to any non-employee or outside director who is not and has not been an employee of MasTec or any of its subsidiaries and who is not otherwise eligible to participate in any plan of MasTec or any of its subsidiaries which would entitle such director to acquire securities or derivative securities of MasTec. We no longer can make awards under this plan, but as of December 31, 2005, options to purchase 384,750 shares under the plan remained outstanding.

Summaries of Plans Not Approved by Our Shareholders
1997 Non-Qualified Employee Stock Purchase Plan. The MasTec, Inc. 1997 Non-Qualified Employee Stock Purchase Plan is administered by the Compensation Committee, and permits employees of MasTec who meet certain criteria set by the Committee to purchase our common stock at a 15% discount to the market price at the time of purchase. Such purchases are made through regular payroll deductions or lump sum investments. Employees are limited to a maximum investment of $25,000 in the plan each year. The total amount of common stock reserved under the plan is approximately 600,000 shares, substantially all of which has been purchased.
Non-Employee Directors’ Stock Plan. The MasTec, Inc. Non-Employee Directors’ Stock Plan adopted in 1999 permits non-employee directors to elect to receive all or a specified percentage of any director fees paid for each year of service on the board in shares of our common stock. The number of shares issued to each non-employee director is determined by dividing the director’s fees owed to such director by the fair-market value of a share of common stock on the date of the issue. The shares issued are delivered to the non-employee director and the non-employee director has all the rights and privileges of a stockholder as to the shares. The shares are immediately vested upon grant and are not forfeitable to us. The maximum number of shares of common stock that may be issued under the plan is 150,000. As of December 31, 2005, 142,552 shares remained available for issuance under this plan.
1999 Non-Qualified Employee Stock Option Plan. The 1999 Non-Qualified Employee Stock Option Plan is administered by the Compensation Committee of the Board and permits the Committee to grant non-qualified options to purchase up to 2,000,000 shares of common stock to any MasTec employee. The Compensation Committee determines the recipient of options, the number of shares covered by each option, and the terms and conditions of options within the parameters of the plan (including the exercise price, vesting schedule, and the expiration date) and may adopt rules and regulations necessary to carry out the plan. Options may be granted pursuant to the plan until January 31, 2009. The Compensation Committee has the authority to change or discontinue the plan or the options issued pursuant thereto at any time without the holders consent so long as the holders’ rights would not be impaired. The plan permits the Compensation Committee to determine and accept different forms of payment pursuant to the exercise of options.
The plan provides for the termination of all outstanding options whether or not vested in the event of a termination of employment, and permits the Committee to take certain actions in the event of a change of control to ensure fair and equitable treatment of the employees who hold options granted under the plan, including accelerating the vesting of any outstanding option, offering to purchase any outstanding option and making other changes to the terms of the outstanding options.
As of December 31, 2005, 755,547 shares remained available for issuance under this plan.
Individual Option Grants. We have entered into various option agreements with non-employee directors, advisors and other parties in connection with providing certain services, acquisitions and other matters. Such options have various vesting schedules and exercise prices and have been included in the equity compensation plan table above.
Statutory prospectus:
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649. You may also get a copy of the prospectus for free at
http://www.sec.gov/Archives/edgar/data/15615/000095014406000418/g97669a3sv1za.htm
This free writing prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.